02017209

Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of . . . . . October 2002

.........Teva Pharmaceutical Industries Limited...........
(Translation of registrant's name into English)

..............5 Basel Street, P.O. Box 3190...............
...............Petach Tikva 49131, Israel................
(Address of principal executive offices)

Teva Pharmaceutical Industries Ltd. Web Site www.tevapharm.com

Contact: Dan Suesskind
Chief Financial Officer
Teva Pharmaceutical Industries Ltd.
(011) 972-2-589-2840

Moshe Manor
Corporate VP – Global Products Division
Teva Pharmaceutical Industries Ltd.
(011) 972-3-926-7579

FOR IMMEDIATE RELEASE

Dorit Meltzer
Director, Investor Relations
Teva Pharmaceutical Industries Ltd.
(011) 972-3-926-7554

TEVA ANNOUNCES THAT EARLY TREATMENT OF MS WITH COPAXONE® DELAYS ACCUMULATION OF ADDITIONAL BRAIN LESIONS

Jerusalem, Israel, October 22, 2002 - Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) today announced that according to a study published in the October 2002 issue of *Neurology*, people living with relapsing-remitting multiple sclerosis who delay Copaxone® (glatiramer acetate) treatment for as little as nine months can accumulate additional lesions in their brain. The delay of starting therapy resulted in six new enhancing lesions per patient during the first nine study months that could have been prevented, according to the study.

The study used magnetic resonance imaging (MRI) to evaluate the brain lesions for patients who were on Copaxone® for the entire 18-month period compared to those who switched from placebo to active drug after nine months. "Over the entire 18 months of the study there were 35 percent fewer enhancing lesions among the patients who started drug therapy early," said Jerry S. Wolinsky, M.D., director of the MS Research Group at the University of Texas Health Science Center. "Patients continuously treated with drug had 23 percent fewer relapses than those who started just nine months later." The results indicate that not only is the effect of Copaxone® on MRI as indicated in the 9 month study reproducible, but that the effect is sustained.

Wolinsky believes this study strongly shows that relapsing-remitting MS patients should consider beginning drug therapy soon after diagnosis. The study clearly demonstrates that there is a difference in those who begin therapy early. Patients always on Copaxone® (from initiation of study) showed the benefits gained in the first nine months were sustained through the entire 18 months, indicating a benefit from continuous drug therapy.

Copaxone® is now approved in 41 countries worldwide, including the U.S., Canada, Australia, Israel and all the European countries. In Europe, Copaxone® is marketed by Teva Pharmaceutical Industries Ltd. and Aventis. In North America Copaxone® is marketed by Teva Neuroscience.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 35 pharmaceutical in the world. More than 80 percent of Teva's sales are in North America and Europe. The company develops, manufactures and markets generic and branded human pharmaceuticals and active pharmaceutical ingredients. Teva's innovative R&D focuses on developing novel drugs for diseases of the central nervous system. For more information, please visit: www.tevapharm.com

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on current expectations and involve a number of known and unknown risks and uncertainties that could cause Teva's future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include Teva's ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competitive generic products, the impact of competition from brand-name companies that sell their own generic products or successfully extend the exclusivity period of their branded products, Teva's ability to rapidly integrate the operations of acquired businesses, the availability of product liability coverage in the current insurance market, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration ("FDA") and other regulatory authority approvals, the regulatory environment and changes in the health policies and structure of various countries, acceptance and demand for new pharmaceutical products and new therapies, uncertainties regarding market acceptance of innovative products newly launched, currently being sold or in development, the impact of restructuring of clients, reliance on strategic alliances, exposure to product liability claims, dependence on patent and other protections for innovative products, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in Teva's Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission ("SEC"). Forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned.

Teva Pharmaceutical
Industries Limited
....
(Registrant)

By: Dan S. Suesskind
Dan Suesskind
Chief Financial Officer

Date: ..October 23, 2002..